Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On May 27, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. presented at the 2009 Deutsche Bank Energy, Utilities & Power Conference. The slides used during the presentation and a transcript of the presentation are provided below.
Exelon Offer for NRG: Deutsche Bank May 27, 2009 Then -- Low Value / High Risk Now -- Lower Value / Higher Risk

Safe Harbor Statement Important Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. ("NRG"). NRG filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the "SEC") on April 2, 2009 in connection with its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). Prior to the 2009 Annual Meeting, NRG will furnish a definitive proxy statement to its stockholders, together with a WHITE proxy card. INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of NRG's preliminary proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC's website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540. Safe Harbor Disclosure Certain statements contained herein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as "will," "expect," "estimate," "anticipate," "forecast," "plan," "believe" and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the Securities and Exchange Commission at www.sec.gov. Statements made in connection with exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act.

Exelon-NRG -- Current Status After three months, Exelon's conditional "exchange offer" process is back with its third expiration date on June 26, 2009 While the third expiration date will not and can not result in the actual exchange of a single NRG share into Exelon shares any more than the first or second expiration date did (due to the very large number of pre-conditions and approvals required - see slide 30), we believe Exelon will interpret the outcome as a barometer of NRG shareholder sentiment with respect to the merits of its 0.485 fixed exchange ratio offer for NRG Exelon's response to receiving 51% tender on the second expiration date of its offer was to: Not increase its original offer or improve it in any way Not arrange debt financing Not provide any reasonable assurance as to credit rating agency reaction to the proposed combination - or to the amount of equity Exelon may need to issue to support its credit rating objectives Not provide any detail or even an outline of a credible business plan or hedging program suitable for a 48,000 MW - ~250 million MWh/year merchant generation fleet, with significant collateral/liquidity requirements Exelon has provided clarification to its medium-term hedge disclosure - with the result being that the market now understands that Exelon's fleet is much less hedged volumetrically in 2011-2012 than had been commonly understood

On the Other Hand, NRG has... ....Over the past three months: Succeeded in acquiring the retail electricity business of RRI Energy in a strategically complementary and significantly value accretive transaction Succeeded in contracting for the sale of MIBRAG, our German lignite business, at significant value Succeeded in contracting for the acquisition of the 500MW eSolar development portfolio and progressing the balance of our renewables development portfolio Succeeded in the off-balance sheet non-recourse debt financing for our 400MW GenConn projects ($543M), as well as the recourse debt associated with Dunkirk backend controls ($58M) Succeeded in becoming one of the four nuclear development projects advanced by the DOE in the nuclear loan guarantee program, setting the stage for NRG to be a first mover in the "nuclear renaissance" EXELON - NRG: THEN AND NOW

S&P Risk Factor and the Probability for Equity Issuance: What it Means for NRG Stockholders

NRG

FFO / debt [1]



Exelon target range: 25 - 30%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
-
23%
20%
22%
26%
23%
25%
25%
23%
25%
2010
2011
2012
Exelon standalone
Pro forma (no equity issuance)
Pro forma ($15bn equity issuance)

(1) Assumptions on synergies, transaction costs and refinancing interest rate as per slide 28. No asset sales and no use of cash on balance sheet to fund transaction.

Impact of an Exelon Equity Issuance on Exchange Offer

	NRG Ownership	Exchange Ratio	Value Implications for NRG stockholders
Exelon's Offer on 10/17	16.9%	0.485x	
Effective Offer[2] Adjusted for Scenario of:			
$1.0B Exelon Equity Issuance	16.4%	0.469x	3.3%
$2.0B Exelon Equity Issuance	16.0%	0.454x	6.5%

(2) 10/17 Exchange Ratio Equivalent is equal to the exchange ratio that would give NRG the same ownership % of the combined company without an equity issuance.

2011 FFO Sensitivities

Exelon assumed 2011 Henry Hub gas price in November 2008 of $8.15[1] and current NYMEX 2011 forward price of $6.82[2]



Change in 2011 Henry Hub Gas Price /
Effective 2011 Henry Hub Gas Price ($/mmBtu)
$1 Decrease / $7.15
$2 Decrease / $6.15
$3 Decrease / $5.15
Change in FFO in 2011 ($ mm)(3)
($238)
(88)
($325)
($476)
(177)
($653)
($714)
(265)
($979)
Implied Equity Need to Maintain Target FFO / Debt(4)
$1.0 bn
$2.1 bn
$3.1 bn
EXC Impact
NRG Impact

(1) Source: Exelon 2008 EEI Presentation.
(2) Source: Bloomberg, data as of 4/15/09.
(3) EXC gas sensitivity based on 4/15/09 presentation. NRG gas sensitivity based on 2/12/09 presentation. Tax rate of 39% assumed.
(4) Assumes proforma FFO/Debt level in November 2008 of 25% for EXC+NRG – low end of EXC's target range. Analysis done to solve for same target FFO/Debt level after adjusting for the reduced FFO. Assumes interest expense on reduced debt of 10% and tax rate of 39%.

Exelon equity issue would erode the already inadequate offer to NRG stockholders, but it also raises the question of how Exelon stockholders will react

4

The Shrinking Exchange Offer 10/19/08 Exelon's original offer 0.485 at $55(1) /ps = 5/22/09 Exelon's offer today 0.485 at $47(2) /ps = Future Exelon's effective offer 0.454 at $47(2) /ps = if issues $2 billion of new equity to fund its credit rating aspirations $26/ share $23/ share $21/ share With the prospect of a large equity issue, Exelon needs to increase its offer by almost 25% simply to get NRG shareholders back to the inadequate position they were in at the time of the original Exelon offer (1) Market close price 10/17/08 of $54.50, unadjusted for EXC dividend (2) Market close price 5/22/09 of $46.64, not adjusted for EXC dividend

Trading Value THEN: Exelon in its own words NOW NOW: Should Exelon choose to update their statements... "Assuming that NRG's stock price maintained its historic relationship to movement in the IPP index, NRG stock would have declined ~16% since October 17, 2008 in the absence of the Exelon offer"1 (1) Source from Exelon presentation dated 2/2009 (2) IPP avg. includes CPN, DYN, MIR, RRI (3) Hybrid Index includes AYE, ETR, FPL, FE, PEG, PPL. "During the same period, EXC's share price increased by ~3.4% to $56.38"1 We believe NRG's stock price is being constrained by EXC's offer ....Using EXC stated methodology of assuming NRG's stock price maintains its historic relationship to the IPP index, NRG share price would be $23.86 vs. current $19.02 (25% higher) ....During the period, EXC share price decreased by 14.4% to $46.64 3/10: EXC Analyst Day Avg2: 6.0x Avg2: 7.2x Exelon: (14%) Hybrids3: 3% CPN DYN MIR RRI IPP 1 year forward Multiples 4.8x 8.1x 6.8x 4.5x 4.4x 5.2x 9.2x 7.2x 5.6x 6.7x 3/10: EXC Analyst Day October 17, 2008 May 22, 2009 Hybrid Trading Performance

Conclusion... Exelon should put an equitable (funded) offer on the table which offers appropriate value to NRG shareholders - or they should go away as their "coldblooded(1)" and "hardheaded value basis(1)" is, in fact, hurting the value proposition of both companies and their respective shareholders (1) EXC earning conference call on 1/22/09

Four Key Investor Factors

Four Key Factors 1. Value Equation Key Questions Trend Favors Which company over the last six months has executed on its plan to deliver enhanced value to its shareholders? 2. The Washington Factor 3. Hedging Program Which company's hedge position provides greater protection through the current commodity down-cycle? 4. Allocation of Capital In an era where capital is expensive and scarce to everyone, which company is in a better position to deploy capital in a manner that enhances shareholder value? Factors Will climate and other energy legislation likely out of Washington, in aggregate, favor NRG or Exelon? ? ? ? ?

Factor 1: Value Equation: Free Cash Flow THEN: Exelon in its own words NOW "NRG's position [with respect to Free Cash Flow dilution] is only for a single year [2008]" and... "ignores PECO PPA roll-off in 2011 and Exelon carbon uplift"1 Free Cash Flow dilution to NRG shareholders Implied Exchange Ratio 2012 2011 2010 2009 2008 East 27 27 30 34 31 West 73 73 70 66 69 Exelon Exchange Offer of 0.485 = Implied Ownership of 17% 34% 30% 66% 70% 1.233x 0.897x 2009E 2012E 27% 27% 2010E 2011E 73% 73% 1.041x 0.902x 1.062x 2008E 31% 69% (1) Exelon presentation dated 2/09 NRG Response: Pick any year... let's talk about PECO PPA roll-off and carbon... and just wait until we add the projected contribution of Reliant Energy retail (2) Source: Sell-side research; (3) FCF defined as Cash from Operations less maintenance CapEx but excluding environmental and growth CapEx, dividends, and share repurchases; not intended as guidance of expected results. Percent Contribution of Recurring FCF(2), (3)

Factor 1: Value Equation - Analyzing First Key Exelon "Growth" Driver1 PJM RPM Auction Results ($/MW-day) Cash Flow uplift from RPM? NOW THEN 85% Exelon Unforced Capacity, UCAP (MW)1 11,400 1,403 8,888 - 21,700 Capacity Revenue, (Unhedged portfolio) 2011 / 2012 $458.8 $56.5 $357.7 - $873.1 2012 / 2013 68.5 68.3 453.3 - 590.1 Projected Change in Gross Margin ($390.4) $11.8 $95.6 - ($282.9) Exelon Generation Participation within PJM RPM 1 Capacity from Exelon 2009 Investor Conference presentation (pg. 39), adjusted by pool wide EFORd of 6.44% for 2012/2013 and 6.21% for 2011/2012 per PJM auction report in millions RTO

(1) Exelon February investor presentation, page 9; (2) Energy, capacity and transmission service; (3) Exelon EEI presentation, 11/10/08; (4) Energy and Capacity, excluding transmission FE's recent auction (5/15/09) demonstrated lower prices and lower load serving margins, far below Wall Street and prior FE expectations FE's stock price closed down 10% on the day the auction results were announced Actual auction results 2009 FE ESP filing(2) First Energy Auction Factor 1: Value Equation - Analyzing Second Key Exelon "Growth" Driver(1) Cash Flow uplift from PECO roll-off? ? PECO PPA ExGen touted uplift in 2011 as legacy PECO contract rolls off and is replaced by higher market prices... ....however, FE Auction results could suggest otherwise 2011+ Then Now Current ExGen Contract (4) Exelon provided "illustrative" guidance on PECO rates increasing to $107.50/MWH in 2011 based on PPL's auction results(3)

Waxman-Markey generally tracks USCAP Blueprint To achieve passage, legislation will need to accommodate coal state legislators Impact on Exelon will depend on state tolerance of EXC's carbon uplift; Impact on NRG will depend on our own success with RepoweringNRG Climate Change Federal RES is progressing in both bodies - independent of climate change in Senate Significant potential impact on baseload coal & nuclear in Midwest where renewables penetration has been low1 Less impact in Texas which already is approaching 20% renewable Federal RES Designed to incent tomorrow's energy infrastructure, not yesterday's Wind, solar, CCS, biomass NRG has initiatives (and applications) with respect to each of those technologies Stimulus Advantage NRG (Significant) Advantage NRG (Significant) Advantage Exelon: (Moderate - possible) (1) Credit Suisse Equity Research "Adventure in Power Market Transformation", December 22, 2008 Factor 2: Washington Legislation Since June 2006, NRG remains at the forefront of legislation and repositioning its portfolio to benefit from potential outcomes NRG View:

Factor 2: Washington Legislation - Climate Change THEN: Exelon in its own words NOW If you take a look at Exelon on a standalone and you analyze us on a standalone from carbon, and you assume that we would get the full benefit of the potential value, it's about $1 billion for every $10 of tax, and that's earnings before taxes. Then again, you take a look at the NRG fleet and you evaluate the dilutive effect of our standalone on carbon, it's approximately 10%. So you would, anywhere from 80 to 120 million is the dilution, and that's on a more conservative approach of not getting - the generators not getting any allotment. So, although carbon on a standalone could be slightly dilutive, and that's if you assume we are going to reap that full benefit as the generator, the dilutive effects are minimal compared to the value created of those assets. -- EEI Financial Conference, Nov. 11, 2008, Christopher M. Crane Little to no downside to NRG and far less accretion for EXC, if Illinois and Pennsylvania states actually allow EXC to keep upside W-M allocations keep NRG net neutral in early years and RepoweringNRG creates upside in out-years EPA modeling suggests almost 50% lower benefits to EXC (~$15 prices for 2012 and ~$85 for 2050 under W-M1) than last year (~$28 in 2012 and ~$157 in 2050 under Lieberman- Warner2) (1) The United States Environmental Protection Agency's Preliminary Analysis of the Waxman-Markey Discussion Draft in the 111th Congress, The American Clean Energy and Security Act of 2009; (2) The United States Environmental Protection Agency's Analysis of Senate Bill S.2191 in the 110th Congress, the Lieberman-Warner Climate Security Act of 2008

Factor 2: Washington Legislation -- Renewables Both Senate and House are reaching compromises on Renewable Energy Standards Key features likely to include up to 20% of all energy delivered must be met by renewables, with 5% to 8% achievable by efficiency and "carve outs" for new nuclear Federal transmission siting authority also is likely to emerge "Future power prices will come under pressure relative to current expectations as low variable cost renewable generation is added to the bottom of the supply stack. "The major surprise in our mind is the hit in MISO where coal fired generation was poised to be replaced more frequently by gas fired generation as the marginal source of electricity; with renewables this will likely not happen to the magnitude as previously expected." "Equally interesting to us is that the outlook for ERCOT (Texas) is largely unchanged at basically flat since even with the addition of new renewable resources, the large installed base of efficient gas fueled power plants (CCGTs) remains as the marginal provider of electricity although look for some zonal price differentiation that favors the South and Houston over the West and North." -- CS Equity Analyst, Dan Eggers, December 22,2008 NRG has minimal negative impact and increased growth opportunity while EXC has potential risk of not realizing anticipated carbon uplift due to regional renewables penetration THEN: Exelon in its own words NOW "Our Exelon 2020 work says that the cost of adding all this wind to society is between $50 and $80 per ton of avoided carbon- dioxide. This is not a cheaper way for our customers to deal with the CO2 problems as everybody wants to believe it is. Nonetheless it's very clear that the politics are with building wind, we're going to keep seeing more of it and we are trying very hard to stay on top of it's effects and we are certainly trying to model it in the NRG acquisition. .... it seems to concern us more than it concerns NRG but that's not a helpful comment." -- Q109 EXC earnings call

PJM/MISO Renewable Standards: IL 25% by 2025; PA 20% by 2020; MN 25% by 2025 Renewable Penetration: PJM and MISO are far from meeting compliance requirements; serves about 2% of average demand Transmission: Green Power Express, $10-12 Bn cost, received conditional FERC approval; allows access to 12 GW of wind power ERCOT Renewable Standards: 5.9 GW by 2015, 10.0 GW by 2025 Renewable Penetration: 8.5 GW current installed capacity already exceeding 2015 RPS requirements, serves approximately 8% of average demand Transmission: CREZ approved, cost of $5.9 Bn, 14 transmission companies received PUCT build approval; allows access to up to 18 GW of wind CREZ Transmission HYDRO SOLAR OFFSHORE WIND Green Power Express Transmission HYDRO SOLAR SOLAR Factor 2: Washington Legislation -- Renewables Potential RES buildout will impact generation dispatch dynamics, depressing ATC power prices; this has greatest implications for incumbent generation where the renewable market penetration, to date, has been minimal ERCOT already exceeding RES generation requirements; PJM & MISO states require almost 95 GW of new wind to reach RES requirements Substantial class 3-5 wind resource in Great Plains

Factor 3: Hedging Programs Compared: NRG vs... THEN and NOW: Consistent Guidance on Hedge Profile(1) "We raised power producer NRG Energy's corporate credit rating reflective of our view of standalone credit quality... The upgrade is unusually timed amidst sharply lower gas prices, but reflects expected strong and stable cash flows for several years due to the hedged nature of NRG's fleet, as well as a recognition that management's superior execution of its hedge strategy has allowed NRG distinguished itself in the independent power producer (IPP) sector. We see NRG being free-cash-flow positive for the next several years even under our conservative merchant price deck." - S&P press release dated 5/22/09 NRG Baseload Hedge Position(1) S&P's Commentary NRG's effective hedge program insulates the Company from the current commodity down-cycle... Substantially hedged in 2011 (1) Portfolio as of 04/09/2009; 2009 values reflect positions from May 09 through December 09 only

Factor 3: Exelon

THEN: Exelon in its own words

"...the prompt year we're 90 to 98% hedged...[in 2010] upward to a 90% financially hedged**...[in 2011] we're at the top end of the range towards an 80% financially hedge issue."**

- Kenneth W. Cornew, Exelon SVP, Exelon Investor Day Conference, 03/10/09

NOW: Current Hedge Profile[1]

Exelon



92.5%
82.5%
41.5%
2009
2010
2011
Hedged Generation
Open Generation

Much less hedged volumetrically 2011 onwards

S&P & Sell Side Commentary

"Mitigating near-term cash flow volatility is a high level of physical hedges in 2009 and 2010 but this ratio drops off in future years. Because Exelon's merger plan proposes deleveraging from free cash flow sweeps (after capital expenditures and dividends) any decline in net revenues could affect debt reduction targets. We note that the power/commodity forward strips have substantially declined since Exelon made its offer."

-- S&P press release on Exelon's CreditWatch negative status, 04/17/09

"Based on the newly disclosed magnitude of difference between EXC's 2011 financial hedge profile (high end of a 60% to 80% range, or closer to 80%) and what we calculate as closer to a 32% volumetric hedge % for 2011 **we believe the company's long-term earnings growth profile has eroded too much**. As such, we are downgrading our rating to Hold."

-- Deutsche Bank equity research following EXC analyst conference: EXC 2011 More Exposed to Falling Gas, 3/11/09

(1) Midpoint of expected generation hedged for each year as disclosed in April 15, 2009 Exelon Generation Hedging Program presentation

...While Exelon has far more market exposure than previous thought

18

Factor 4: Allocation of Capital

THEN: Exelon in its own words

- Committed to returning Exelon's senior unsecured debt to strong investment grade within the next 3 years
- Targeting stronger credit metrics for the combined entity— 25 - 30% FFO/debt
- **Pay down debt plan** will include: NRG balance sheet cash, asset sale proceeds, ***free cash flow***

-- 10/29/08 Exelon presentation

We believe the market will likely discount NRG's standalone growth prospects given:

- NRG's development model requires external solutions that as a standalone company it cannot implement on its own; and
- The potential cost to finance its development projects and the availability of capital

-- 2/09 Exelon presentation

NOW

NRG raises capital off strength of assets

	Cost to Finance	Type	Amount
GenConn debt	6.79%[1]	Non-recourse	$543M
Dunkirk	2.30%[2]	Recourse	$58M
DOE guaranteed nuclear debt	4.53%[3]	Non-recourse	$6B[4]

(1) Represents L+350bps, with the current 7 year swap rate at 3.29%; (2) Represents LC backing cost of 2.00% under our revolver, plus current spread of 30 bps (resets weekly); (3) Represents 30 year treasury + 12.5 bps (4) As per last disclosure dated 3/26/08 for overnight costs – "NRG and Toshiba" presentation, page 11; (5) Cumulative since 2003

NOW

And allocates capital in a balanced fashion:

- Debt repaid ($2.0B)[5]
- Share buybacks ($1.9B)[5]
- Growth capex
  - ✓ Texas Genco
  - ✓ West Coast Power
  - ✓ Reliant Energy Retail
  - ✓ Padoma Wind
  - ✓ Long Beach
  - ✓ Cos Cob
  - ✓ Cedar Bayou 4
  - ✓ GenConn

NRG's prudent approach to capital allocation enables us to invest in high value growth while enabling shareholders to derive greater portion of that growth through regular share buybacks

19

Factor 4: Allocation of Capital -- Reliant Retail Valuation Using an EBITDA multiple of 5x - the ongoing implied equity value of the Reliant acquisition is $4.50 per share Purchase Price $288 Working Capital Adjustment 82 Total Purchase Price $370 Gross Margin1 $670 O&M and G&A ~420 Reliant Energy adj. EBITDA2 $250 Adj. EBITDA Run Rate EBITDA Multiple @ $1,000 $1,250 $1,500 EBITDA Multiple @ 4.0x 5.0x 6.0x Implied Price Multiple @ $250M EBITDA = 1.5x Purchase Price (1) Excludes forward MtM impacts; (2) Average EBITDA over medium-term

Four Key Factors 1. Value Equation Key Questions Trend Favors Which company over the last six months has executed on its plan to deliver enhanced value to its shareholders? 2. The Washington Factor Will climate and other energy legislation likely out of Washington, in aggregate, favor NRG or Exelon? 3. Hedging Program Which company's hedge position provides greater protection through the current commodity down-cycle? 4. Allocation of Capital In an era where capital is expensive and scarce to everyone, which company is in a better position to deploy capital in a manner that enhances shareholder value? NRG NRG NRG NRG Factors , in our view, favor NRG

Key Takeaways Exelon's offer is underwhelming from a price, strategic rationale and transaction risks perspective NRG believes in industry consolidation and is a willing buyer or seller at adequate value Exelon's offer is at a discount, not a premium, to NRG's fundamental value, and is highly dilutive to NRG stockholders on a cash basis Exelon has not presented a compelling strategic rationale for combining the two companies and does not address combination risks Transaction contains financing, regulatory and implementation risks for which NRG stockholders are not compensated Fundamental drivers in place for NRG to continue to maximize stockholder value without Exelon No compelling rationale to alter NRG's Board other than to advance acquisition at inadequate price

"Time to up the Ante: Exelon needs to substantially up its merger offer for NRG to close the deal..." -- Angie Storozynski Macquarie Research Equity, May 26, 2009

APPENDIX

Washington Legislation – Waxman-Markey Climate Change Bill (H.R. 2454)

NRG

Overview

- Successful "mark-up" by House Energy and Commerce committee
- Other committees are on fast track for approval of basic Energy and Commerce package
- Emissions targets of 2005 base are 97% by 2012, 83% by 2020, 58% by 2030 and 17% by 2050

Key Value Terms

- Implementation in 2012
- Provides 3.5% of allowances for merchant coal generators (implies roughly 40% allocation of NRG coal plant compliance obligation)
  - 1st stage: 2012 - 2026 allocations a fixed proportion of cap (slower decline than Lieberman Warner allocations)
  - 2nd stage: 2026 - 2030 provides for steeper, later phase out of allowances
  - 3rd stage: 2030-forward has no distribution of allowances

Positions of Key Legislative Policy Proposals



Allocation as a Percent of Emissions
100%
75%
50%
35%
0%
Bingaman - Specter
House: Boucher - Dingell ?
Lieberman - Warner
Waxman – Markey (?)
Coal – gas fuel switching
Note: early program price and allocations
$7
$35

Support and Timing for Approval

- Voted out of Energy & Commerce Committee on May 21, 2009; full House of Representative vote by mid-July
- If House is successful, Senate most likely to pick up legislation in 2010 with significant likelihood of passage
- Key provisions affecting NRG are relatively stable and likely to be included in final bill

Key Carbon Policy and Design Features-- Key components provide fair allocation and transition plan

25

Strategic Rationale - Exelon: Caught in a Rating Agency Vicious Cycle Exelon seeks to maintain an investment grade rating primarily for the benefit of its utility business, not for the benefit of its much larger competitive power generation business Issue Equity (to maintain standalone credit rating) Exelon BBB/Baa2 Pay Down Debt and Increased Dividend Burden Exelon/NRG Proforma Rating ? Pension & OPEB and CAPEX Funding "There haven't been any formal conversations with the ratings agencies on what we require to do to make the liquidity metrics or the metrics overall...There are many scenarios that you can put together including some type of equity issuance." -C. Crane, Exelon COO March 10, 2009 Exelon's initial liquidity appears satisfactory for a large hybrid utility Exelon's post-combination liquidity appears woefully inadequate for the massive competitive power generation company it would become if it acquired NRG Issue Equity and/or sell greater portion of assets (to achieve proforma combination rating) Negative Synergies and Cash Flows Stand-alone Risks -weak markets -lower contracted position - lower commodity prices

Strategic Rationale- Commercial Hedging and Collateral Uncertainty Ratable 5-Year Hedge Strategy: Applying any hedging strategy to the combined company's portfolio requires a well thought out and robust collateral support structure Ratable 3-Year Hedge Strategy: Exelon has not provided their planned hedging and collateral management strategy for the combined portfolio Illustrative example - Assumptions: Combined Base Load Generation of 200 TWhrs | Hedge Price - Average NYMEX Henry Hub Gas Prices during the hedging period * Heat Rate 8.0 mmbtu/MWhr | Collateral calculation as of June 30, 2008 Mitigate market risk on earnings and cash flows for 5-6 year period Mitigate market risk on earnings and cash flows for 2-3 year period Collateral required of $15 billion Collateral required of $10 billion Collateral requirements for the combined company will be measured in the billions during periods of high prices and volatility Exelon's existing collateral structure and strategy is grossly undersized to handle hedging needs of the combined portfolio Source: NRG estimates and market data Source: NRG estimates, market data, and EXC Conference Call on March 15, 2009 NRG views these as significant risks:

Pre-Tax Run Rate Synergies Year 2 + Annual Cash Impact to Combined Company in millions Note: Estimated synergies are midpoint of Exelon's range of $180 - $300mm per year; with one half of synergies realized in Year One, all synergies realized by Year Two. Transaction Costs, refinancing interest rate of 10% and costs to implement synergies derived from Exelon estimates disclosed in their EEI presentation of 11/11/08. Assumption that additional interest costs apply to $4.7B of refinanced notes and $2.4B of Term B Loans using 4/17/09 3M LIBOR Pre-Tax Synergy Estimate Year 1 Cash Impact to Combined Company in millions $240 ($302) ($62) $120 ($654) ($100) ($302) ($936) Strategic Rationale- Synergies, as Estimated by EXC, Would be Offset by Transaction Costs Assuming Exelon eventually obtains the financing needed to close the transaction, higher interest rates and transaction costs are likely to more than offset projected G&A synergies Projected Synergies Additional Interest Net Pre-Tax Synergies Projected Synergies Transaction Cost Cost to Implement Additional Interest Net Pre-Tax Synergies

YE 2007 Q1 2008 Q2 2008 Q3 2008 YE 2008 Q1 2009 NRG 247 245 252 225 262 EXC OPEB 2494 2470 2477 2472 6366 Strategic Rationale: Unfunded Pension and OPEB Has Created a Significant Issue for Exelon, but Not for NRG - S&P 500 Given further market deterioration, EXC Pension liabilities likely have increased Post-exchange offer, Exelon has lost significant equity value to increased pension and OPEB liabilities, while NRG's exposure remains minimal In millions Source: Exelon's SEC filings and 3/10/09 Investor Day Conference Post-exchange offer, pension and OPEB liabilities increased significantly, to the detriment of all equity holders Exelon offer (10/20/08) Lost Exelon Equity Value YE 2005 Q1 2008 Q2 2008 Q3 2008 YE 2008 Q1 2009 S&P 500 1468 1322 1280 1166 903 797 Pension 777 721 694 654 4111 EXC Pension

Strategic Rationale - Risk Summary: Exelon Adds Risk Across the Board 2009 - 2010 2010 - 2011 Distraction Retention and recruiting Economic waste Opportunity cost of missed partnerships and acquisitions Financing Rating Agencies Regulatory Approvals Integration Management Experience Ratings Downgrade Risk Regulatory "Claw back" risk Normal Business Risk Operating risk Commodity risk Financial risk The proposed transaction presents near-term implementation and additional ongoing business risks, for which EXC has disclosed no mitigation plan and has provided no compensation to NRG stockholders Contest Risk Implementation Risk Combination Risk Ongoing All Actively Managed and Largely Mitigated Normal Business Risk Ongoing Recessionary impact on IL and PA Nuclear operating and decommissioning risk Political/ Regulatory risk ^

CORPORATE PARTICIPANTS
David Crane

NRG Energy, Inc. — President and CEO
PRESENTATION
Unidentified Participant
Good morning. I’m (inaudible) from the Deutsche Bank utilities and power equity research team. We wanted to welcome everybody to 2009 Deutsche Bank Energy Utilities and Power Conference. We are very pleased to have David Crane, President and Chief Executive Officer of NRG Energy along with Nahla Azmy, Vice President, Investor Relations, with us this morning.
As most of you know, NRG Energy is one of the largest independent power producers in the United States with a diverse portfolio of over 24,000 MW of generating capacity. NRG currently has one of the few active generation development programs in our sector and is highlighted by the company’s 2700 MW nuclear expansion project at its STP nuclear facility.
With that, I’ll turn it over to David.
David Crane - NRG Energy, Inc. — President and CEO
Thank you. Thank you Deutsche Bank for inviting us this morning, for having us here. And good morning to all of you.
I particularly appreciate your introduction because it talked about all the things that we are doing as a company, which is the main thing I like to talk about. But today I’m actually going to focus on discussing the Exelon tender offer for NRG.
As you can tell from the cover sheet, the theme then and now, low value/high risk, now lower value and higher risk. Some people, when I first came up with that title said, well, when is then? Then is when you pick then to be. Then is either at the time they launched the offer, or the time of the second exchange offer at the end of February.
The point — the theme of today’s presentation is going to be that the value proposition in the Exelon offer is substantially more inadequate today, and Exelon has done nothing, absolutely nothing, to strengthen their offer over the past six months.
So moving on, and I was reminded right before I started by Nahla that I should at least mention the Safe Harbor statement and ask you to read it but ask you to do that on your own time, not on my time.
So anyway, moving on to the current status of the situation. What I really want to talk today is about how things have changed for both companies in terms of their positioning, their prospects, and then the threats to each company’s business and the opportunities. Again, I really want to focus on the changes since the second exchange offer expired on February 25. Obviously the reason that we picked today to talk about this is because now that Exelon’s third exchange offer, which expires on June 26, is in the offing.
The other reason to focus on the time since late February, the second exchange offer, is that the pace of change for both companies has accelerated since early March, in the case of NRG, the pace of change has accelerated since the announcement of our Reliant Energy retail acquisition on March 2, in the case of Exelon, since Exelon’s disclosures about their focus — or their forward hedge position, which they made at their analyst day on March 10.
And so starting on this page, what I want to talk about is in fact, as I mentioned in my prelude, is to what Exelon has been doing, or as we phrased it here, what they have not been doing. This is important in light of the trends that we are going to talk about.
First of all, they have not increased the original offer, or improved it in any way. They have not demonstrated committed debt financing, they have not provided any reasonable assurance as to credit agency reaction to the proposed combination, or — and this is an increasing concern, the amount of equity that they might have to raise in order to support their objectives, and they have not provided any detail or even an outline of a credible business plan as how do you hedge a 48,000 MW portfolio that produces almost 250 million MWh a year? They have provided clarification as to their hedge disclosure, and that has indicated they are not as hedged volumetrically in the medium term as the market previously had expected.
Now the one point, as I mentioned — I’m sorry, I think I’ve — you go backwards — yes. Sorry. I wanted to again contrast that, and obviously favorably in terms of what we have done over the last three months.
Like I say, I’ll talk more about the Reliant transaction which was announced on March and closed on the last day of April. We contracted for the sale of MIBRAG. That deal has almost closed. That was a significant value, 259 million US dollar equivalent, pretax dollars. As such it doesn’t pay for the entire Reliant transaction, but it comes close. So it’s a very positive recycling of the company’s capital.
We’ve proceeded aggressively with our initiatives in the renewable development area with the acquisition of the 500 MW eSolar development portfolio. We’ve successfully project financed the GenConn projects, which the groundbreaking is later this week. And we continue to progress in the front line of — as one of the four nuclear development projects which has been selected by the Department of Energy to proceed to the final round in the nuclear loan guarantee program.
Now one issue that we want to focus your attention on, and that is — this — again, this has become an increasingly important issue in light of the Exelon offer. I want to emphasize here that as the NRG Board has thought about the Exelon offer starting last October, overwhelmingly the concern has been the lack of a value proposition. And that remains the principal concern of the NRG Board even today.
But increasingly there has been a second issue that has been more of concern, and that is the idea that because of Exelon’s credit rating considerations and so the weakening of their general business prospects, that Exelon is going to have to issue equity in order to maintain their credit rating metrics.
What we’ve tried to demonstrate on this slide four is what impact that has on the offer on the table, which as you know is a fixed exchange ratio offer. So in light of Exelon’s challenged circumstances, their reduced earnings prospects, the vast increase in their unfunded pension liabilities and post-employment benefit obligations, and really with no real — realistic hope in this asset market of selling noncore assets for anything close to the $1 billion that they’ve talked about, that they will have to issue equity.
What we show here, various amounts of equity that they might have to issue under certain natural gas price assumptions, and if you take the middle point, which would be as we posit, a $2 billion Exelon equity issuance, that that itself has a 6.5% dilutive effect in terms of the exchange ratio offer that they’ve put on the table and turns what is on its face is 0.485 offer into a 0.454 offer.
So if you look at how their basic offer has changed since they launched on October 19 of last year, they have $26 share, keeping in mind that in the middle of last year we were trading at $45 a share and since that time we’ve announced record earnings and free cash flow in 2008, and we’ve given guidance for 2009 that’s not far off that mark. But they offered $26 a share. With their share price performance since then, it’s worth $23 a share. And then if you assume an equity issuance, it’s worth $21 a share.
So net/net, if you take all this into account, Exelon needs to increase its offer by almost 25% simply to get NRG shareholders back to the inadequate position they were in at the time of the original Exelon offer.
And then addressing one other point that was made and was an important point at the time of the second exchange offer, we recognize and we like to think at NRG that everyone who invests in NRG invests in NRG as an investment. But we are also — but we also recognize that some people do so as a trade. And a point that was made by Exelon repeatedly to NRG investors back when they were on the road in February was that in effect the Exelon offer was providing a floor to the NRG stock price during those dark days of February, making the comment on the left that if we had been in our historical relationship to the other true IPP companies, that our stock would’ve been 16% less in the absence of the Exelon offer.
If you provide the — if you bring that forward and provide the exact same methodology, you see there is another 25% here, which is now with the way that the companies have performed since the end of February, that in fact if the Exelon offer was removed and we reverted to our normal relationship, vis-a-vis the IPP index, we would actually be 25% higher today than we were then.
So to the extent as Exelon goes out to meet with all of you, the NRG investors, and if they do as they did last time and threaten to go away if they don’t get a good result in the third exchange offer, I would say that based on this trading result, your response then might be, well, please do. Or is that a promise?

I also note on this page that their stock price has underperformed the hybrid index as well over the same period of time. And while that is principally a concern of Exelon shareholders, I think there is a good chance that maybe the takeaway line of this read should say, we believe NRG’s stock price is being constrained by the Exelon’s offer, and there is a good chance that the Exelon stock is being constrained as well.
Which then leads to, again, what we think is the message that we think our shareholders should send. The message that appears on this page seven is sort of a polite way of the old adage that it’s time to sort of put up or shut up, if Exelon wants to continue with their offer for NRG, that they should do something more than the immaterial bump which John Rowe mentioned to me was possible when we met in January, that if they want to continue with the offer, they should make a very substantial increase, an increase that recognizes our additional value creation on top of the original value shortfall, which takes into account the increasing uncertainties and weaknesses around their business, and which clearly identifies how much equity will be required to placate the rating agencies. Again, if they are not willing to do that, they should stop wasting time and resources — and by time and resources I mean there’s, ours, and all of yours.
Now one of the positive impacts of the Exelon offer is that it’s led to a very extensive investor outreach actually by both companies, we’ve had more chance to talk with investors in the company, particularly big institutional investors over the past couple of months, and we will have more in the weeks and months to come.
And what’s clear to us is that as we have talked to investors that there have really been four key investment factors that seem to be on almost everyone’s mind. Again, I’d like to go through those four investment factors and talk about them in terms of the trend lines.
These are the four. Of course the overriding one, the basic value equation. Secondly, the Washington factor. Third, the two company’s — well, hedging programs and how much protection they provide in the current commodity price downcycle. And fourth, which company is better positioned to allocate capital in a way that obviously out-earns the company’s cost of capital.
So first, focusing on value creation. For people who have been following this story of NRG and Exelon, I think they’re probably getting pretty tired of this slide. But I — my threat to you is that as long as the Exelon thing is going on, every presentation that NRG presents will talk about the free cash flow dilution to NRG shareholders that are embedded within the current Exelon offer.
This is among the many different ways of assessing value, the most important one in terms of the NRG Board’s consideration of the original Exelon offer. And it paints a pretty stark picture without regard to which year you focus on in terms of how dilutive on a free cash flow basis the current Exelon offer is for NRG.
Exelon’s response to that, which is basically depicted in the quote on the left, is to say that we are ignoring their growth prospects in terms of the PECO PPA rolloff in 2011 and also the benefits that Exelon expects to get from federal climate change legislation.
So what I’d like to do is focus on those growth drivers, including another growth driver that they have cited, which is not in this quote, which is that they believe that capacity markets and PJM provide them with a big upside and provide you with more up-to-date information about what’s happening in that area.
So first, if we talk about capacity auctions — for people who don’t follow PJM as much as we do, on slide 11 we’ve got the bar chart that shows the results of the recent capacity auction for 2012/2013 expressed in dollars per megawatt day. Again, for people who don’t follow the geography as well, NRG’s assets in PJM tend to be concentrated in DPL South. You’ll see that the result there was a positive result. Admittedly we only have a few hundred megawatts that can benefit, but overall certainly the price levels, $222 per kilowatt day playing a $110 per day for the previous year is a very positive result for our — portfolio.
For Exelon, who has an enormous number of — amount of capacity in the PJM market, most of their capacity is in the RTO section. You can see that the result of the auction was a severe and quite unexpected by almost everyone downturn from $110 per megawatt day for 2011 to 2012, to $16 for 2012/2013. If you run that through in terms of impact on projected gross margin, you can see that that means a sort of a negative impact year on year from ‘11/’12 to ‘12/’13 of close to $300 million on Exelon’s results — or projected results.
Turning to the second growth driver, and again this is the PECO rolloff growth driver, what happens when the PECO megawatts or the PECO capacity comes off margin. Previously Exelon had guided — provided a lesser guidance, as it says in the center of the page, that all the production that they are currently selling under the PECO PPA at $60 per megawatt hour might produce $107.50 per megawatt hour in 2011. And that’s based on PPL’s auction results from last fall.

Well, they recently — another neighboring utility, FirstEnergy, announced their auction results as they transitioned to open market, and in fact what they realized was $61.50 per megawatt hour, which obviously is a far cry from $107.50. $61.50 obviously is better than $60, but it’s hardly worth waiting three years for, nor is it worth foregoing NRG’s own considerable growth prospects.
Moving on to the second factor, and these things are all occurring in real time. We have been aware and we have openly acknowledged that climate change legislation in Washington, which we support — we support moderate climate change legislation. We have for several years. As a coal-fired generator that produces over 60 million tons of carbon per year, I think the market has been a little bit concerned that instead of moderate legislation out of Washington that we would get legislation that was punitive towards coal-fired generators.
I think there is substantially more clarity as to what climate change legislation will look like today than there was even two weeks ago, and that’s because of the introduction of the Waxman-Markey Bill, but not only the introduction but the fact that it’s now been marked up in the House energy committee, it’s passed on to the floor. But the most significant thing about climate change legislation, first and foremost, is that you have legislation that’s been introduced by two of the most avowedly liberal members of the House of Representatives, and what they have produced as a starter is a bill that’s very moderate, very practical, and which we’ll get into.
But what is overlooked by some people, because the climate change issue tends to be the 800 pound gorilla in the room, is there are other things going on in Washington that are also very impactful on our sector, on NRG, and on Exelon.
The first, and the one that we know that will occur with certainty because it’s already been passed and enacted into law is the stimulus package. And the stimulus package, with particularly the fact that the stimulus arms the Department of Energy with almost $60 billion of loan guarantee capacity, means that Washington, the Department of Energy is going to have a lot to say in terms of what this industry is going to look like in the future. I think that NRG is spectacularly well-positioned to take advantage of that.
So in terms of what’s going on with the stimulus, but — and the nuclear loan guarantee program, not technically part of the stimulus because it was in place before, put in place in the last couple of years of the Bush administration — as I said before, we’re in the frontline of that.
We have stimulus applications in already on solar, on plasma gasification, as — and — as they put in — put out the regs on this, we expect to have a carbon capture and sequestration project in biomass and wind. So really across the sustainability spectrum, we expect to benefit from the stimulus package.
What also has been lost and I’m going to talk a little bit more about is the fact that climate change legislation unexpectedly, from some people’s eyes, also has a Federal Renewable Energy Standard included within, and that has a big impact on the industry and with quite a few regional differences. We are going to talk about that.
But first, again, on the climate change legislation itself, as I said, introduced by card-carrying liberals but a moderate bill. Contrary to the rhetoric during the campaign that there would be 100% auction of allowances, this has 85% allocation of allowances in the initial years. There is a specific allocation to merchant coal based on net compliance costs, which is a formula that is designed to make sure that no coal-fired generator realizes any windfall, which again is a concept that we support. And then the allowance allocation steps down, but not until 2026.
And so from our perspective, the way — the phraseology I like to use is that this gives us a long runway to change the way we make power, and we are convinced that we will be neutral on a portfolio basis to this legislation, from the financial impact, for approximately the next 15 years. And in the long run, because of our development path, we actually expect to change climate change into an opportunity.
From Exelon’s perspective, obviously as a very low carbon generator they won’t be harmed by climate change legislation. But the windfall that they have alluded to in the past will not be as large, and of course it will depend in the future on how much they are allowed to keep from the Pennsylvania and Illinois regulatory authorities.
So to the extent that Exelon has used climate change legislation in the past as a basis for having you believe that climate change will make their offer for us cash flow neutral at some point in the present, it’s hard to imagine how far out in the future you would have to be imagining to think that that would have that impact. The best I can guess is that you would have to be thinking and worrying about 20 years in the future and assuming that NRG was doing nothing to that point, which certainly that would not be our record.
As I mentioned, I think the thing that has not gotten as much a review but people need to focus on in the climate change legislation is the introduction of a Federal Renewable Energy Standard. Again, we see a renewable energy standard as an opportunity for wind, solar, and — and a little comment on breakthrough is that actually the formula for the Federal Renewable Energy Standard as it’s going to be introduced on the

House floor actually includes new nuclear. It gives some positive impact to new nuclear in terms of removing megawatt hours produced by new nuclear from the denominator of the equation.
One of the things — and we’ve got several long quotes here on the side of the page on page 15, but I think one of the things that every power company is trying to model right now is what’s going to be the impact of renewables penetration on the incumbent generation in their market. Our point of view is that we have been dealing with the issue of substantial renewable penetration in Texas for a couple of years now and that the market reflects that penetration.
As you can see from the quotes here on the right side of the page — I apologize for quoting someone from Credit Suisse at a Deutsche Bank conference, but we’ll get to a Deutsche Bank quote a little later in the presentation. We are ecumenical, when it comes to quoting.
But what really gets hit is the Midwest, where there has not been much penetration, and the prospect of the very substantial and generous wind resources from the Dakotas being brought into the Chicago area is a substantial issue. Now, how is it going to be brought to the Chicago area? You coincide that with the passage, or the beginning of the passage through the approval stage for the Green Power Express, which is — many years in the offing, and people can handicap whether or not they expect these ambitious transmission projects to go forward, but there’s a lot of momentum towards these projects, a lot of support in Washington in giving FERC authority.
And what it comes down to, again, as we have dealt with this issue in Texas, when we look at the potential penetration of wind into Illinois and into the industrial Midwest, I think the question that we want and we hope NRG shareholders will be asking themselves as they consider the Exelon offer is, do they really want to hitch their Texas driven wagon to a business that’s driven by Illinois-based load power, and again particularly at the price that’s on the table.
Now a third thing, the hedging program — again, a regular slide that we always have shown with remarkable consistency quarter on quarter. I won’t articulate for the thousandth time what NRG’s approach to baseload hedging is. I think just the remarkable validation that’s been provided as to the strength of our hedging program just last week, where Standard & Poor’s acknowledging, as you can see from the quote on the right, that this is an unusual time in a sharply lower gas price environment where they would be upgrading a company that is usually perceived as being tied to the ebb and flow of natural gas prices. But thanks to the strength of our hedging program, that’s in fact what Standard & Poor’s last week is they — as they upgraded NRG’s credit rating across the board.
Exelon, referring back to their March 10 investor meeting, I guess there was some confusion at that time about what they meant by being financially hedged. Since that time they’ve provided clarification in that, and it has led the market to believe that contrary to being 80% hedged in 2011, in fact they were more in the 40% range, or — I think Deutsche Bank here had it at 32%, but that of course was as of March 10, while our bar chart is as of their further clarification in mid April. So I don’t know exactly what the number is. But the number is much lower than was previously anticipated.
And for those investors who are more inclined towards being bearish on general economic conditions, we think the very low commodity price environment that we’ve — that we started to experience is going to be around for a long time. This differentiation in hedge position three years out is an important new fact.
So finally, let’s get to the fourth and final factor that I wanted to mention. And after we get through this, I going to look forward to answering your questions or addressing any comments or concerns you have.
But ultimately in this market, and doing what you all do, which I think there’s a lot of similarity between portfolio managers and people in our industries, because we spend an inordinate amount of time thinking about what’s the best allocation of capital for our business. Of course allocation of capital as you all know is about both what’s your cost of raising capital, and even more importantly, how do you deploy it?
Exelon in a very general way has constantly hit on the theme that because they are bigger and have a better credit rating for us, they are advantaged in terms of cost of capital and deployment of capital. We don’t have that point of view, and we don’t have that point of view for at least three reasons.
First of all, if you have a lower cost of capital, it doesn’t do you all that much good if your credit rating aspirations dictate that you only can use that capital to pay down debt, and particularly if you’re paying down debt that’s been raised during an expensive time frame as acquisition capital.
Second of all, while we would fully acknowledge that Exelon straight up on a corporate to corporate basis can raise capital cheaper than NRG, that ignores the fact that that’s not actually how we raise capital in the normal course. The capital that we are raising as we fuel our growth program is overwhelmingly going to be nonrecourse. It’s going to be on the strength of our assets, and I would note that we completed a $543 million nonrecourse financing of our GenConn facilities, which again, like I said, we are having the ribbon-cutting later this week — or no, not the ribbon-cutting. That would mean that we were finished building it. The shovel — the dirt turning to start the construction. And you can see the cost of that debt is 6.79%.
But the big one that they like to focus on, of course, is who can fund a nuclear program? Again, by our estimate, we expect that the debt that we raised with the federal loan guarantee for the nuclear program will be at 4.53%, which is one of the reasons when I talk about the cost of raising debt between Exelon and NRG is, sure, on a corporate basis they can raise debt cheaper than we can, but the federal government can raise debt cheaper than Exelon can, and that’s the way that we are going to be raising debt in the current environment.
Turning to the even more important issue of how capital is deployed, what we’ve listed on the right side of this page is our approach to the deployment of capital, which for people who have followed the company for the last five years would’ve seen this. A balanced approach in terms of repaying debt and buying back shares.
We have actually a share buyback program that we announced last November, which we would like to execute on. The lawyers won’t let us execute on it as long as the Exelon thing is going forward. But we do believe in the steady return of capital to shareholders, particularly at these share prices.
Beyond that we — investing in growth CapEx. And I’ve listed some of the things we’ve invested in over the past years, and what I really want to focus on today to give you an update on is just the one — the most recent one, the one I’ve referred to previously, the Reliant Energy transaction and give you a sense of how well we’ve deployed capital.
So these are updated numbers where, for people who didn’t follow the transaction, we paid $288 million for the retail business of Reliant Energy. The way we calculate it — some people can differ from this — the average working capital that we — it was $287.50 million purchase price plus working capital. The average monthly working capital that that business requires is $82 million. So we calculated a total purchase price of $370 million.
Previously, and somewhat reflective of the conservative financial nature of this company, we have indicated that we thought that this business could do $150 million to $200 million of EBITDA a year on a recurring basis. That is a very conservative estimate. As we’ve gone in, become more comfortable with the business over the last several weeks, we think on a recurring basis this business is good for $250 million a year. And that’s for a full 12 month basis, but it’s having a very, very good year here in 2009, because it’s a business that tends to be counter-recessional, countercyclical. And Bob Flexon, our CFO, will provide an update as to the 2009 contribution expected from Reliance on our second-quarter call at the end of July.
So taking a stab is something that we rarely do, but trying to actually put a value on a portion of our business, this business in our hands, where we can provide the wholesale supply — again, being very conservative, we think this business is worth a good four to six times multiple, again, being very conservative, given that paid a 1.5 X multiple. From our perspective, it’s very — again, being very conservative, we think the Reliant business adds $4 to $5 per share of equity value to NRG.
So to sum up, to go back to the four issues, if you look at the trends since, again, Exelon launch in October, or since February, we think that the trends are strongly in our favor on all accounts and that we in particular — and I’m very proud of what NRG has done in this way — is that we’ve demonstrated our ability to create value at this company during these challenging economic times and not withstanding the purpose of a bear hug strategy, which of course is to suffocate the target, that we have been able to operate the business quite successfully during that time.
So to sum up, so my message to you today as NRG shareholders, because of the NRG shareholders in the room or who might be participating in the webcast, is that my message to you is you should send a message to Exelon management when they come visit you on their next round of investor outreach. I think you should ask them to fully divulge what they expect to earn from capacity markets in the PECO rolloff in light of the recent auction results.
I think you should ask them to quantify how they think climate change legislation is going to close the free cash flow dilution that’s embedded in their offer, particularly when you couple it with the new Federal Renewable Energy Standard that’s coming.
And I think you should ask them to explain how they are going to fund their nuclear development program outside of the federal loan guarantee program, and whether their cost of capital can match the US Treasury rate of US Treasuries plus 15 basis points that we are projecting for our project.

Some most importantly, I think you should tell them that if they want to buy an NRG, they need to increase their offer substantially, not immaterially, to a level that’s fair on a cash flow accretion basis, that compensates for the weakness in their stock and prospect of future dilution from Exelon equity, and most of all, provides the $4 to $5 a share of value associated with the Reliant Energy transaction.
So finally, to add insult to injury, one last quote from a different sell side analyst, and I think this is important because this sell side analyst first of all is writing on May 26 but also one of the analysts that historically had most favored the Exelon offer as it stood, is — this is the headline — time to up the ante; Exelon needs to substantially up its merger offer for NRG to close the deal.
So with that, I appreciate your patience. I guess we have about 10 minutes for questions. I’d be happy to answer any questions anyone has.
QUESTION AND ANSWER
Unidentified Audience Member
Given that you did this really accretive transaction with Reliant and Rowe’s always said — or he used to say that if — when they got in and did further due diligence of the company, if Exelon found something that would enhance the value to Exelon, once they did a further due diligence, that they would consider raising their offer at that point. And here you’ve done something publicly that seems to have added some material value to your company. So why haven’t they raised their offer? Or why wouldn’t you expect them to raise their offer, at least to adjust for this transaction?
David Crane - NRG Energy, Inc. - President and CEO
Well, I really can’t answer that question. I don’t have great insight into what John is thinking. I mean, I obviously, as you can tell from the presentation, feel strongly he should raise his offer and do it substantially.
If you’re asking me my personal point of view, for what it’s worth, and you actually probably have far better insights to what he is thinking than I do, is that I think at some point that they do increase their offer. And when they do increase their offer, I think that they will specifically mention the Reliant transaction as the rationale for increasing their offer.
But I think they will adhere to their previous statements that their offer increase, when it comes, will be immaterial. So that’s why I think it’s important that investors keep in mind that a $1 increase — in effect a $1 per share increase in an offer, when we have added a business using recycled capital from selling noncore asset that’s worth easily $4 to $6 a share, that a $1 increase should not give an NRG investor a warm and fuzzy feeling about the increase.
Unidentified Audience Member
I’m curious, if you didn’t have the offer outstanding now, what businesses do you think you could add value to, or where are you looking to expand? What businesses do you think you could create value with? That’s my first question.
David Crane - NRG Energy, Inc. - President and CEO
Well, we are really seeing opportunities across the range. And there’s one category that has pretty much been precluded by the Exelon offer. That’s sort of the — quote/unquote — transformative transaction with another big IPP company. Obviously other company stocks until recently have been beaten down more than us.
There’s actually a lot of synergies to bringing two IPPs together because of the smaller size of the two. I mean, just eliminating one company’s G&A is lot more significant between two companies that have a $3 billion to $5 billion market cap than between one company that’s $35 billion and one company that’s $5 billion. So that kind of transaction, we haven’t even followed since Exelon came along.

But we are seeing more potential opportunity just in terms of the bolt-on projects. As everyone who follows NRG has known, we are a little bit light in the seven heat rate combined cycle projects. That type of plant is not as compelling today in a world where demand is declining as opposed to when people thought the seven heat rate combined cycle plants were going to be absorbing any incremental demand increase. But at the right price we would like to fill up — or fill out our lineup so we could follow load.
We are seeing a lot of transactions out there like the eSolar transaction, and to me one of the great opportunities out there is the irony of the fact that we have a new administration in Washington that wants to pursue renewable sustainability, yet the solar development world, the wind development world is flat on its back right now. And for very little money down you can take over development projects that people have been working on for years and which the Government I think is going to push through.
And then obviously the Reliant transaction was sort of a vertical integration play down into retail. We’ve said we are not really interested and we don’t see the logic for us to be doing retail anywhere other than Texas right now. But vertically integrating and looking a little bit upstream, we are seeing some opportunities along our fuel supply chain as well.
And that’s really what we’re about when we talk about deploying scarce capital is we would like to do transactions that are very accretive on an economic basis but also derisk our overall portfolio strategically. And I’m not sure that we could do more transactions as obviously attractive on both counts as the Reliant one. But there’s a lot out there that we are pursuing and will continue to pursue, and we think we can do more in the future.
Unidentified Audience Member
Why do you suppose no one has stepped up and topped the Exelon offer?
David Crane - NRG Energy, Inc. - President and CEO
Anyway, I think really there are two things that I wanted to mention about that because in a way you are referring to the fact that we once said that we were engaging in a market discovery process. And let me tell you two things about that. One is, there are other people interested in acquiring NRG. But ultimately it’s a buyers’ market right now. And some of the people who are interested in buying NRG, they are not interested in making you wealthy as an NRG investor, they are interested in getting a bargain themselves.
So right now one of the problems with doing a market discovery or auction process is that the baseline for any competing bid is the Exelon offer, which is so far off the mark that if someone tops that, whether it’s Exelon or someone else, if someone tops that by $0.50 a share or $1.00 a share equivalent, I don’t think that provides — that’s just not — to me that’s not an attractive value equation to the NRG shareholders. So our enthusiasm for pursuing that from this base, on the base of the existing Exelon offer, is not high.
The second thing is, there are a variety of categories of companies that would be naturally interested in NRG. The obvious one is Exelon’s peer group. And my sense in terms of talking to CEOs from a lot of those companies is they are very interested in the prospect but they were very concerned about the availability of debt financing and the impact on their credit rating, concerns which we have repeatedly raised that Exelon has but hasn’t addressed. Other people have raised concern about it though as a way of going forward.
John, as you know, I think there was one attempt of another traditional utility to buy an IPP very recently, and it ended up getting frustrated because of the lack of enthusiasm for the deal by Standard & Poor’s. And so that’s a transaction threat that’s out there with Exelon, which we think they should be addressing.
Unidentified Audience Member
Give you a little broader question away from the obvious why they won’t pay more and why you don’t want to sell for less, because that’s what it’s come down to.
Just in general, the new administration, this cap and trade and all this — without getting into what it’s going to — how it’s going to affect your company, have you gat a broad thought of whether they’re really going to get a lot of this through, what it’s going to look like for costs, whether you can pass them on, who’s going to pay? It’s just a big of a mess — it looks to me — it could be a mess. What’s your perspective as an industry, just looking at it from an industry perspective?

David Crane - NRG Energy, Inc. - President and CEO
Well, my perspective, and I’m just a businessman, but one that spends a fair amount of time in Washington. My viewpoint on whether they get climate change legislation has changed almost diametrically over the last six weeks. And the indication of that is that — represents Waxman and Markey, they are dealing. Again, they started with a moderate bill.
My indication is that the executive branch — and let’s face it, we have a pretty powerful President right now — is that they want a climate change bill to lay the foundation for what they really want to focus on in the fall, which is a healthcare bill. And I have been at the White House myself, and their point of view is that while these things seem disconnected, success breeds success in terms of legislative strategy.
So the fact that the administration, which obviously the administration — the majority party controls all the levelers of government, I think they have a very good shot. They do need to bring some Republicans along in the Senate for obvious reasons.
And what I think is going to be very interesting is that I think the bill will improve as it gets into the Senate, and the question is how will it improve? I think what you need to be looking for is that I think there are senators that will work — Republican senators that will work with the administration if the administration takes a more robustly positive attitude towards nuclear power, and particularly if they perhaps include what’s sort of just generally referred to as a nuclear title in the bill.
So does it get passed in 2009? It’s still hard to say because of the deliberative nature of the Senate, but you can see a situation where it gets debated in the Senate in the fall and they come back in January or February and get it done. So I would be very bullish on that comprehensive climate change legislation with the Federal Renewable Energy Standard gets passed.
I only answered half your question, didn’t I? What was the second half?
Unidentified Audience Member
Maybe a better way, is this going to end up getting the short end of the stick, cost-wise? End up in the consumer’s pocket, the coal company? Who’s going to really, as you can see it from the — when you look at the changes and how it’s going to affect — whether it’s your company‘s industry, somebody’s going to end up paying.
David Crane - NRG Energy, Inc. - President and CEO
Yes, well I — and we (multiple speakers)
Unidentified Audience Member
What do think the hardest, the sharpest fork is going to get (multiple speakers)
David Crane - NRG Energy, Inc. - President and CEO
Well, someone is going to end up paying, but one of the things that they’ve decided to do, which I actually think is logical and consistent with what it means to be a politician, is they’ve put off the really expensive costs until not even the next decade, but the decade after that, which some people might say, well, that’s showing a lack of courage. But the fact is, climate change doesn’t need to be solved in the next decade, it needs to be solved by 2050, according to the scientists, — so giving people a long run runway.
So I think the economic impact on everyone is going to be relatively mild in the next decade. And it very well could end up like sulfur, where everyone complained this is going to be ruinous — back in ‘89 and ‘90, but because they gave it a long runway and people had 20 years to tighten it up, that people — that it really actually barely gets felt. So that’s my view.
I think the allocation — there are certain industries that seem to have done worse than others. The independent refiners didn’t seem to do so well in terms of the original allocation. But in terms of what part of the economy, a lot of what’s happened in Washington is regional differences. And one of the things I think has brought a federal renewable energy standard alongside climate change is they actually see the climate change allocation as a way to mitigate the varying regional impact, which would hurt the industrial Midwest and the South more than other places that have a lot of renewable resources.
So maybe we can talk about it later. I think I’m just — you get into this Washington stuff and it just goes on forever.
So I am done.